Filed by Loral Space & Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Loral Space & Communications Inc.

(Commission File No. 1-14180)

Event Name:	Loral Space & Communications Webcast
Event Date:	Tuesday, November 24, 4:30 p.m. ET

Officers and Speakers

Avi Katz; President, General Counsel and Secretary

Michael Targoff; Vice Chairman

Questioners

Mike Arnold; Private Investor

Jacob Rubin; Philosophy Capital

Phil Cusick; JP Morgan

Presentation

Operator: Good day, and welcome to the Loral Space & Communications conference call.

(Operator Instructions)

Please note, this event is being recorded.

I would now like to turn the conference over to Avi Katz, President and General Counsel of Loral. Please go ahead.

Avi Katz: Thank you, and good afternoon. Before we begin today, I would like to note that some of the remarks we may make about our future expectations, plans and prospects will be forward-looking statements under the Private Securities Litigation Reform Act of 1995. As you know, actual results may differ materially from those discussed here as a result of a wide variety of factors and conditions and known and unknown risks and uncertainties. For additional information about these factors and conditions and known risks, please refer to the most recent forms 10-K and 10-Q that we have filed with the Securities and Exchange Commission.

Information that we are discussing today reflects our expectations as of today and is subject to change. Except as required by securities laws, Loral disclaims any obligation or undertaking to update or revise this information as a result of new information, future events or otherwise. Please also refer to the additional limitations and qualifications included in our press release issued earlier this morning.

And now, I would like to turn the call over to Michael Targoff, Vice Chairman of Loral Space & Communications.

Michael Targoff: Thank you, Avi, and good afternoon, everyone. It’s been quite a while since we’ve had one of these conference calls, and fortunately, the purpose of this call is good news, and I’m pleased to be here with all of you.

As you know, earlier this morning, we announced that we entered into the long-awaited agreement to combine Loral and Telesat into a new Canadian public company, which we will refer to on this call as New Telesat. In addition, we announced that our board has declared a special dividend in the amount of $1.50 per share payable on December 17 to stockholders of record as of December 4, 2020, thereby completing the payout of what we committed to pay out when we received the large distribution from Telesat.

We are very pleased with both the terms of the strategic integration transaction, which will consolidate all of the equity ownership of Telesat at one level and bring substantial benefits to our shareholders, and the dividend declaration will, as I stated earlier, result in distribution of substantially all of our cash except for what is needed to fund our working capital requirements through the closing of the transaction and to satisfy other liabilities. The transaction reflects another important step in our efforts to maximize value for Loral stockholders.

The purpose of the call today is to help clarify the nature of the transaction with Telesat and its impact on Loral stockholders. At the end of the call, we will of course be open to take questions.

As outlined in today’s press release, the transaction will result in current Loral stockholders, together with PSP Investments and the -- certain of the current and former management shareholders of Telesat, beneficially owning all of the equity in New Telesat in approximately the same proportion as the current indirect ownership in Telesat. We anticipate that the shares of New Telesat will be listed on NASDAQ, and New Telesat will also expect to list the shares on a Canadian exchange in the future.

Consolidating all of the equity ownership of Telesat at a single level, we believe, should bring numerous benefits to Loral stockholders. These include, among others, Telesat’s ability, if desired, to access the public equity markets to obtain financing for its important LEO constellation, positioning Telesat, without the restraint of the complex current ownership structure, for future growth in whatever form that will take, improving the trading value applicable to our underlying Telesat business by removing any holding company discount currently inherent in the Loral stock price, and, over time, providing greater liquidity in our stock; also, a greater likelihood of analyst coverage and anticipated demand from Canadian institutional investors.

Speaking now on the -- with respect to the terms of the transaction, stockholders can convert their Loral common stock directly into shares of New Telesat. However, that conversion is expected to be a transaction in which stockholders would recognize any taxable gain, but they would not recognize a loss at that time. To enable Loral stockholders to defer any gain, the transaction has been structured to incorporate what is commonly referred to as an “Up-C” structure. This means that Loral stockholders will have the option to exchange their Loral stock on a tax-deferred basis for units in a partnership that will be a controlled subsidiary of New Telesat. While not transferable, these units will have the same economic and voting rights as if they were shares of New Telesat, and after a period of six months, the units may be exchanged in what is anticipated to be a taxable transaction, both gain or loss, for shares of New Telesat. Thus, stockholders with a basis in their Loral stock lower than the trading price at close will be able to defer tax on their gain. Stockholders with a basis above Loral’s trading value at close can, if they so choose, elect to convert into New Telesat at that time and recognize their tax loss and not have to wait until they sell the shares. New -- all -- by the way, all of this tax advice is best judgment that I have, and you should all confer with your own tax advisors, as is common in these situations.

New Telesat has been structured so that it will be considered Canadian for purposes of the Canadian government support. This structure includes the requirement that a majority of the board of the company will be Canadians and that New Telesat’s equity is divided into different classes with special voting rules so that Canadian holders have a majority of the voting power. The board of directors of the new company will consist of 10 members, initially including three representatives from PSP, three representatives from MHR, three independent directors and the Telesat CEO, Dan Goldberg. It is contemplated that a number of directors that MHR -- that the number of directors that MHR and PSP Investments will have the right to appoint on the board will step down if they reduce their current ownership levels. The details of that stepdown are provided both in our 8-K, which was filed today as well.

This transaction requires the approval of a majority of the outstanding shares of Loral’s voting stock and, for this purpose, the funds managed by MHR, which own a significant stake in Loral, have agreed to vote 30% of the outstanding voting common stock in favor of the transaction. There is a reason that it’s only 30%, and it’s a legal reason, and it’s really not very important, but there was advice that we shouldn’t go over 30%.

In addition, MHR and the Loral board conditioned approval of the transaction on the approval of a majority vote of the non-MHR Loral stockholders. We plan to file a proxy/prospectus for the SEC as soon as possible. We’ve already started work on it, so it shouldn’t be too long. And we’ll schedule our stockholders meeting to obtain the required approvals promptly when we clear any comments that the SEC may have. We expect that the transaction will close in the second or third quarter of 2021 and once the stockholder and regulatory approvals and other closing conditions are all in place.

As I noted earlier, in addition to the strategic transaction, we are pleased to have been able to declare the $1.50-per-share dividend, bringing the total amount that the Loral board has delivered to Loral stockholders over the years to over $49 per share, or in aggregate, in excess of $1.5 billion. It has been a pleasure for us to negotiate the transaction, as long as it took, with Telesat and with PSP Investments, our longstanding partner and co-owner in Telesat. There is good reason to believe that the transaction will provide Telesat with long-term stability and a platform for its growth and expansion due to LEO projects, leading to enhanced shareholder value.

So with that, I will turn the call over to the operator and accept your questions.

Questions & Answers

Operator: (Operator Instructions)

Our first question comes from Mike Arnold, private investor.

Mike Arnold: So you’ve been with the company for a long time; I think you helped negotiate the transaction for Telesat back in 2006. The last reported number that we have as shareholders was, I guess, the $7-billion EV takeover back in 2014. I’m curious; what are the puts and takes that’s happened since 2014 in terms of valuation of the company, what Loral thinks about Telesat, what an acceptable range of what an IPO might look like, anything you can discuss around that? Thanks.

Michael Targoff: Okay, I’ll -- it’s a long history, and I’ll try to be brief. A lot of water has been under the bridge since the -- and I’m not commenting on your reference to the $7 billion. I will just say there’s lots of rumors at the time that -- about what the valuations were, and I’m not going to speak to them, but many of the rumors were pretty close to reality.

But what happened was that initially, there was a change from the Fed in terms of the ability to finance transactions. Now, of course, the hiccup, and then the Canadian dollar, loonie, died on us. It went from parity to well below what -- close to where it is today. And the transaction didn’t -- couldn’t get achieved through what we had expected at the time.

After that time, there was a series of -- oh, I suppose you would call it changes in the industrial framework for the FSS industry, with the explosion of the high-capacity satellites and the overcapacity, which brought pressure on Telesat and its peers. Fortunately for us, less so on Telesat, as reported, compared to its peers.

Then we initiated initiatives to try to bring about this transaction. It was very long in gestation, as you all know, for reasons that a memoir could better describe than I will today because I think it would deserve something like that. But nobody in bad faith; all trying to achieve what was right, and largely driven at the end by a desire to make it possible for Telesat to further its LEO initiative.

And along that way, while we were dealing with our own issues to reach agreement with PSP and Loral, we had a diversion because we had some very serious discussions with a third party that would have been different -- taken us in a different turn and created a different strategic path. Those went on for quite a while, and then they -- we couldn’t reach final agreement, and we went back into pursuing this, and as I said, it would require a long description of all the steps we took and all, I would say, from every party -- I mean, PSP wasn’t sure it was the right thing for Telesat to do, to do this transaction with really tying its views to the LEO project going forward when we hadn’t made up our mind at the board level that that’s exactly what we were going to do, and rightfully, they said let’s wait and make sure this is the right thing to do.

From our purposes, we couldn’t -- we had alternatives, but we didn’t think any of the alternatives were even close to as successful or potentially successful for the shareholders of Loral as what we announced today, so we kept our shoulder to the axle, or whatever it is, and we’re here, finally. And we’re -- fortunately, the timing is such that it doesn’t impede in any way Telesat’s plans. It should be consistent with the requirements Telesat may have for raising equity to support its LEO project. So all is good at this point. I hope I’ve answered your question, but I really don’t think I want to spend more time addressing the subject.

Mike Arnold: Okay, okay. And just another thing, too. I mean, where are we at in terms of the C-band proceeds? Presumably that’s part of the enterprise value going forward. Anything going on with the Canadian C-band that you can disclose? I know that there’s already some money coming in from the FCC for the U.S. portion. I’m just trying to get an idea about where the valuation can go, given there’s this new business.

Michael Targoff: Yes. The -- what kind of the Fed is doing with the Canadian portion of that is, there’s been some public information on it, and it’s very private in terms of the ultimate outcome. We have views, informed views of what it will do, and we have some expectations that it will be important to us, but I’m not going to be able to give you any more detail than that at this point. We are -- it will be -- there will be some clarity on that sometime in the next -- well, certainly less than six months, but sometime in that period.

Operator: Our next question comes from Jacob Rubin with Philosophy Capital.

Jacob Rubin: The main question here is simply about the timeline. It looks like Q2, Q3 of next year, which is quite a long time, to go from here to there. So just any color you could shed on why so long? Thanks so much.

Michael Targoff: Yes, it is a long time, and I think the long pole in the tent is probably some of the regulatory approvals, which hopefully should be just a question of demonstrating the impact of what we’re doing is not contrary to the interests that the regulators are trying to preserve. But they do treat -- they run their course, and the shareholder vote hopefully will be prompt. We’re moving forward for all these regulatory approvals, and they range from CFIUS to the FCC to the Canadian regulators. I mean, there’s a litany of them. And they all -- I’m not losing any sleep on any of them, but they all do require work and expectations. To get them done sooner would simply be misleading, I think. It’s going to likely take the net range. And hopefully we’re on the short side of it.

Operator: (Operator Instructions)

Our next question comes from Phil Cusick with JP Morgan.

Phil Cusick: Maybe this is a better question for Dan; I don’t know if he’s on the call, but any kind of update you can give us on the LEO constellation? It’s been a little while since we’ve heard an update on it. Thank you.

Michael Targoff: Yes. No, I’ve -- Dan and I have, over the -- what seems like a long time now, agreed that rather than both of us talking about it, and risking someone’s nuancing, thinking that we’re giving different messages, we would -- I would stick to talking about Loral and the strategic initiatives, and Dan would talk about the business. I think that going forward, Dan recognizes that with the view that Telesat will become -- have equity shareholders, he will be more -- how do I say it -- more willing to discuss from a perspective of equity rather than from a perspective of debtholders. So I think he’s -- he and I have talked about that, and I think you’ll all be pleased with that.

But I think Dan very recently, in the last couple of weeks, I think, had a conference call and gave an update, and I think when we have something more to say, which I suspect will happen from time to time, and hopefully soon, he’ll do it.

Phil Cusick: Got it. Thanks, Mickey. Thanks for the -- congratulations on the transaction.

Michael Targoff: Thank you.

Operator: This concludes our question-and-answer session. I would like to turn the conference back over to Mr. Targoff for any closing remarks.

Michael Targoff: Well, I want to thank you all for your patience. Some of you have been shareholders, as I have, for a long time, and we’ve been waiting for this transaction. I think today’s reaction is a beginning. I think we all have views about the underlying value and the potential value here, and hopefully we’ll all be pleased.

But again, I thank everyone, and I said many -- a couple of shareholder meetings ago, I was hoping it was my last annual shareholders meeting, and now I can say I hope this is my last conference call. So take care and stay healthy, and happy Thanksgiving to everyone.

Operator: The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.

Cautionary Statement Regarding Forward-Looking Information

This communication contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. When used in this communication, the words “believes,” “expects,” “plans,” “may,” “will,” “would,” “could,” “should,” “anticipates,” “estimates,” “project,” “intend” or “outlook” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. In addition, Loral or its representatives have made or may make forward-looking statements, orally or in writing, which may be included in, but are not limited to, various filings made from time to time with the SEC, and press releases or oral statements made with the approval of an authorized executive officer of Loral. Actual results may differ materially from anticipated results as a result of certain risks and uncertainties which are described as “Risk Factors” in Loral’s current Annual Report on Form 10-K and in Loral’s Quarterly Reports on Form 10-Q. The reader is specifically referred to these documents, as well as Loral’s other filings with the SEC.

Risks and uncertainties include but are not limited to (1) risks associated with financial factors, including swings in the global financial markets, increases in interest rates and access to capital; (2) risks associated with satellite services, including dependence on large customers, launch delays and failures, in-orbit failures and competition; (3) risks and uncertainties associated with Telesat’s planned low earth orbit satellite network, including overcoming technological challenges, access to spectrum and markets, governmental restrictions or regulations to address environmental concerns, raising sufficient capital to design and implement the system and competition from other low earth orbit systems; (4) regulatory risks, such as the effect of industry and government regulations that affect Telesat; (5) risks related to the satisfaction of the conditions to closing the Transaction in the anticipated timeframe or at all, including the failure to obtain necessary regulatory and stockholder approvals; (6) risks relating to the inability or failure to realize the anticipated benefits of the Transaction; (7) risks of disruption from the Transaction making it more difficult to maintain business and operational relationships; (8) risks arising from or relating to the negative effects of this announcement or the consummation of the Transaction on the market price of Loral’s voting common stock; (9) risks relating to the incurrence of significant transaction costs and unknown liabilities, including litigation or regulatory actions related to the Transaction; and (10) other risks, including risks relating to and resulting from the COVID-19 pandemic. The foregoing list of important factors is not exclusive. Furthermore, Loral operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond Loral’s control.

For more information regarding these and other risks and uncertainties that Loral may face, see the section entitled “Risk Factors” in Loral’s Form 10-K, Form 10-Q and Form 8-K filings with the SEC and as otherwise enumerated herein or therein.

For more information regarding these and other risks and uncertainties that Telesat may face, see the section entitled “Risk Factors” in Telesat’s Form 20-F and Form 6-K filings with the SEC and as otherwise enumerated herein or therein.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the Transaction, New Telesat and Telesat Partnership intend to file with the SEC a registration statement on Form F-4 that will include a proxy statement/prospectus and other relevant documents to be mailed by Loral to its security holders in connection with the Transaction. The proxy statement/prospectus will also be filed with the applicable Canadian securities regulators. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Loral, Telesat, New Telesat, Telesat Partnership and the Transaction. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC and the Canadian securities regulators free of charge at the SEC’s website, www.sec.gov and at the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. In addition, a copy of the proxy statement/prospectus (when it becomes available) may be obtained free of charge from Telesat’s website for investors www.telesat.com/investor-relations, or from Loral’s investor relations website at www.loral.com/Investors. Investors and security holders may also read and copy any reports, statements and other information that Loral, Telesat, New Telesat or Telesat Partnership files with the SEC on the SEC’s website at www.sec.gov.

Participants in the Solicitation of Votes

Loral, Telesat, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Loral in respect of the proposed Transaction. Information regarding Telesat directors and executive officers is available in its Form 20-F filed by Telesat on SEDAR at www.sedar.com, on February 27, 2020, and information regarding Loral’s directors and executive officers is available in its Amendment No. 1 to Form 10-K filed with the SEC on March 26, 2020 and its proxy statement filed with the SEC on April 11, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC and the Canadian securities regulators when they become available.